Filed Pursuant to Rule 424(b)(3)

Registration No. 333-169433

KKR & CO. L.P.

SUPPLEMENT NO. 3 TO

PROSPECTUS DATED

OCTOBER 1, 2010

THE DATE OF THIS SUPPLEMENT IS FEBRUARY 23, 2011

On February 23, 2011, KKR & Co. L.P. filed the attached Current Report on Form 8-K, certain portions of which were furnished rather than filed and accordingly have been intentionally omitted.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 16, 2011

KKR & CO. L.P.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-34820 (Commission File Number)	26-0426107 (IRS Employer Identification No.)

9 West 57th Street, Suite 4200 New York, New York (Address of principal executive offices)	10019 (Zip Code)

(212) 750-8300

(Registrant’s telephone number, including area code)

NOT APPLICABLE
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01               Entry into a Material Definitive Agreement

On February 22, 2011, Kohlberg Kravis Roberts & Co. L.P., KKR Fund Holdings L.P. and KKR Management Holdings L.P. (collectively, the “Borrowers”) entered into an Amended and Restated Credit Agreement (the “Restated Credit Agreement”) by and among the Borrowers and HSBC Bank plc, as Administrative Agent and Lender.  Upon the satisfaction of the conditions to effectiveness of the Restated Credit Agreement, it will supersede Kohlberg Kravis Roberts & Co. L.P.’s existing credit agreement, dated February 28, 2008.  The effectiveness of the Restated Credit Agreement is subject to the satisfaction of certain customary closing conditions on or before March 9, 2011 (such date of closing, the “Effective Date”).

The Restated Credit Agreement provides the Borrowers with a five-year senior unsecured multicurrency revolving credit facility (the “Credit Facility”) in an aggregate principal amount of $700 million.  The Credit Facility is scheduled to mature on the fifth anniversary of the Effective Date, and the Borrowers may prepay, terminate or reduce the commitments under the Credit Facility at any time without penalty.  Borrowings under the Credit Facility are available for general corporate purposes, subject to certain limitations.  Interest on borrowings under the Credit Facility will be charged at the London Interbank Offered Rate (LIBOR) plus applicable margin of 50 basis points per annum, or at an alternative base rate.  The Borrowers have agreed to pay a facility fee of 5 basis points per annum on the total commitment.  Borrowings under the Credit Facility will be guaranteed by KKR & Co. L.P., KKR Group Finance Co. LLC and the general partners of present and future material private equity funds managed by Kohlberg Kravis Roberts & Co. L.P. and/or its affiliates.

Certain other material terms of the Restated Credit Agreement include:

•                  financial covenants which require Kohlberg Kravis Roberts & Co. L.P. and its subsidiaries to maintain a maximum consolidated leverage ratio (the ratio of total indebtedness to Fee Related EBITDA) of no greater than 4.0x and to maintain at least $25 billion in Fee Paying Assets Under Management;

•                  customary affirmative and negative covenants (subject to certain customary exceptions and baskets) which limit the ability of Kohlberg Kravis Robert & Co. L.P., its subsidiaries and certain other affiliates of KKR & Co. L.P. to, among other things, incur indebtedness and create liens; and

•                  customary events of default, upon the occurrence of which, after any applicable grace period, the lenders will have the ability to accelerate all outstanding loans thereunder and terminate the commitments.

HSBC Bank plc or its affiliates have provided, and may in the future from time to time provide, certain commercial and investment banking, financial advisory and other services in the ordinary course of business for KKR & Co. L.P. and its subsidiaries, for which they have in the past and may in the future receive customary fees and commissions.

Item 2.03               Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 is incorporated by reference into this Item 2.03.

Item 5.02               Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Thomas M. Schoewe as Director

On February 22, 2011, Thomas M. Schoewe was appointed to the Board of Directors of KKR Management LLC, the managing partner of KKR & Co. L.P., and its Audit Committee and Conflicts Committee, effective March 14, 2011.

Mr. Schoewe will receive the standard independent director compensation arrangement, consisting of a prorated annual cash retainer of $75,000 for independent directors and a prorated annual cash retainer of $25,000 as a member of the Audit Committee.  Mr. Schoewe has also entered into an indemnification agreement with KKR Management LLC and KKR & Co. L.P.

A copy of the press release announcing the appointment of Mr. Schoewe to the Board of Directors of KKR Management LLC is furnished as Exhibit 99.2 to this Current Report on Form 8-K.

Grant of Equity to Named Executive Officers

To the extent required, the disclosure in Item 8.01 is incorporated herein by reference.

Item 8.01               Other Events

On February 16, 2011, KKR Holdings L.P. granted units in KKR Holdings L.P. to certain of our named executive officers in the amounts as follows: Todd A. Fisher (108,392), William J. Janetschek (29,021) and David J. Sorkin (31,819).  The amount of the grant was calculated in accordance with a formula, the result of which became fixed after the close of trading on December 31, 2010.  The units will vest over a period of four years, with vesting occurring in 25% increments beginning on April 1, 2012 and each anniversary thereafter, and are exchangeable for KKR & Co. L.P. common units on a one-for-one basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KKR & CO. L.P.
	By:	KKR Management LLC, its general partner

Date: February 23, 2011	By:	/s/ William J. Janetschek
	Name:	William J. Janetschek
	Title:	Chief Financial Officer